FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               31 March, 2008



                               File no. 0-17630


                          Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review





                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008

Name of applicant:                                         CRH plc

Name of scheme:                                            1990 Share Option Scheme (95/4438d)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      7,998,891
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          57,146
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   7,941,745
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340




                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008


Name of applicant:                                         CRH plc

Name of scheme:                                            1990 U.K. Share Option Scheme (95/4438e)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      155,026
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          -
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   155,026
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340




                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Share Option Scheme (RA/CRHplc/00024)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      17,766,402
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          137,816
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   17,628,586
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340




                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008

Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      610,474
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          -
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   610,474
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Saving Related Share Option Scheme (Republic of
                                                           Ireland) (RA/CRHplc/00024)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      329,471
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          4,154
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   325,317
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340



                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2008


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Saving Related Share Option Scheme (United Kingdom)
                                                           (RA/CRHplc/00020)

Period of return:                           From:          01.10.07               To:        31.03.08

Balance of unallotted securities under scheme(s) from      109,626
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          6,094
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   103,532
at end of period:


Name of contact:                                           Angela Malone

Telephone number of contact:                               00 353 1 6344340











                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  31 March, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director